FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Nominees                                          34,100

Chase Nominees Limited                                                 1,493,400

Citibank London                                                               106,100

Nortrust Nominees                                                           908,400

Mellon Nominees (UK) Limited                                      80,600

State Street Bank Nominees Limited                              306,700

Bank of New York Nominees                                          5,619,999

Northern Trust                                                                  1,401,602

Chase Nominees Limited                                                  3,524,463

Midland Bank plc                                                              168,500

Bankers Trust                                                                     2,328,400

Barclays Bank                                                                     60,000

Citibank London                                                                53,000

Morgan Guaranty                                                              324,300

Nortrust Nominees                                                             2,710,306

State Street Bank & Trust Co.                                          179,600

Deutsche Bank AG                                                             904,300

HSBC Bank plc                                                                    1,222,000

Mellon Bank N.A.                                                               230,300

Northern Trust AVFC                                                        196,436

KAS UK                                                                                64,810

Mellon Nominees (UK) Limited                                         63,500

Bank One London                                                               103,200

State Street Nominees Limited                                           50,000

Chase Nominees Limited                                                    996,900

Midland Bank plc                                                                 19,500

Barclays Bank                                                                       80,000

Royal Bank of Scotland                                                       997,100

State Street Bank & Trust Co.                                            80,400

Lloyds Bank                                                                          86,500

RBSTB Nominees Ltd                                                          113,900

Citibank NA                                                                           17,600

HSBC Bank plc                                                                      281,800

State Street Nominees Limited                                            579,959

Bank of New York Nominees                                               138,400

Chase Nominees Limited                                                      759,000

Citibank London                                                                    10,000

Nortrust Nominees                                                                273,000

State Street Bank & Trust Co.                                              14,999

Citibank NA                                                                            98,400

Chase Manhattan Nominee Ltd                                           5,300

HSBC Bank plc                                                                       54,400

5. Number of shares / amount of stock acquired

1,584,007 (since last notification)

6. Percentage of issued class

0.57%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 50p Shares

10. Date of transaction

14 May 2003

11. Date company informed

16 May 2003

12. Total holding following this notification

26,741,174

13. Total percentage holding of issued class following this notification

9.63%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer

Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

16 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 16 May, 2003